The First Bancorp, Inc.

Post Office Box 940 ● Damariscotta, ME 04543

VIA EDGAR PRIVATE CORRESPONDENCE

July 6, 2015

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Attention: Kathryn McHale, Senior Staff Attorney

RE: The First Bancorp, Inc., Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 13, 2015, File No. 000-26589

Dear Ms. McHale:

This is in response to your letter dated June 29, 2015. We acknowledge your comments with respect to the auditor’s consents beginning with the year ended December 31, 2011 and the registration statement filed on August 8, 2011. Please be assured that we will be guided by those comments in our future filings.

We confirm and acknowledge that (a) the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ F. Stephen Ward
____________________________________

F. Stephen Ward
Executive Vice President
Treasurer & Chief Financial Officer